Conectiv Delmarva Generation
Balance Sheet
(Dollars in Thousands)
(Unaudited)

	Actual March 31, 2003
ASSETS	
Current Assets	
Accounts receivable to associated companies	*
Accounts receivable	*
Materials and supplies	*
Prepayments	*
	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less accumulated depreciation	*
Construction work-in-progress	*
Other Assets	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Interest and taxes accrued	*
Other	*
	*
Note Payable to Associated Companies	*
Deferred Credits	
Deferred income taxes	*
Deferred investment tax credit	*
OPEB liability	*
Capitalization	
Common stock	*
Additional paid-in capital	*
Retained earnings	*
Total equity	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.